Insight Securities, Inc.

Financial Report

June 30, 2021

Filed as PUBLIC Information Rule 17a-5(d) Under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/20___ AND ENDING ___06/30/21___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Insight Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Avenue, Suite 265

(No. and Street)

Highland Park	*Illinois*	*60035*
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  CARLOS LEGASPY   **(224)-632-4700**

                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Alvarez & Associates, Inc. Certified Public Accountants

(Name – of individual, state last, first, middle name)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **CARLOS LEGASPY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INSIGHT SECURITIES, INC**, as of **JUNE 30, 2021**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



DANA ADKINS
OFFICIAL SEAL,
Notary Public, State of Illinois
My Commission Expires
October 08, 2023


Signature

Notary Public

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents





ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Insight Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Insight Securities, Inc. (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
September 17, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Insight Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2021

ASSETS

Cash and cash equivalents	$ 1,024,363
Investments at fair value (Cost $40,789)	40,430
Due from clearing brokers	1,175,537
Deferred tax asset	489,758
Other assets	616,598
TOTAL ASSETS	**$3,346,686**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable, brokerage accrued commissions and accrued expenses	$ 1,878,210
Stockholder's equity	
Class A stock, $10 par, 4,000 shares authorized, 2,100 issued and outstanding	21,000
Class B stock, $10 par, 6,000 shares authorized, 2,847 issued and outstanding	28,470
Paid-in capital	2,266,267
Retained earnings (Accumulated deficit)	(847,261)
Total stockholder's equity	1,468,476
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$3,346,686**

The accompanying notes are an integral part of these statements.

Insight Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2021

NOTE A - NATURE OF BUSINESS

Insight Securities, Inc. (the Company), a wholly owned subsidiary of Intelligenics, Inc. (the Parent Company), acts as an introducing broker/dealer in the purchase and sale of securities and insurance products, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with its clearing brokers on a fully disclosed basis. These clearing brokers have agreed to maintain records of the transactions effected and cleared in the customer accounts

The Company has 18 branches located in California, Florida, Illinois, Iowa, Massachusetts, New York, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are maintained in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with a maturity of three months or less from the acquisition date. At times, the Company maintains cash balances at financial institutions in excess of federally insured limits. The Company monitors this credit risk and has not experienced any losses related to this risk.

Investments

Proprietary securities transactions are recorded on the trade date, as if they had settled. In the normal course of business, the Company, like other firms in the industry, purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition.

Securities are financial instruments and are recorded at fair value.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Insight Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2021

Fair value is based upon quoted market prices. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Observable inputs are those that market participants would use in pricing assets or liabilities based on market data obtained from sources independent of the Company. The fair value hierarchy is categorized in three levels based on the inputs as follows.

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuations based on inputs that are unobservable in the market place and significant to the overall fair value measurement.

A financial instrument's categorizations within the valuation hierarchy are based upon the lowest level of inputs that are significant to the fair value measurement.

The Company assesses the level of the financial instruments at each measurement date, and transfers between levels are recorded on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair values hierarchy. There were no transfers during the year.

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. As the significant inputs used to price corporate bonds are observable market inputs, the fair value of corporate bonds are included in the Level 2 fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30,2021:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment in corporate bond	$ 40,430	$ -	$ 40,430	$ -
Total	$ 40,430	$ -	$ 40,430	$ -

Due from Clearing Brokers

Due from clearing brokers are the net amounts due to the Company, from the clearing brokers for dealer concessions, markups on riskless securities transactions, miscellaneous fees and other charges. These revenues and expenses result from customer securities transactions introduced by the Company and cleared by the clearing brokers. Amounts due from the clearing brokers are recorded net of any related clearing fees and liabilities on the accompanying statement of financial condition in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 210, Balance Sheet Offsetting.

Accounts Receivable, net

The Company carries its accounts receivable at cost, net of any allowance for estimated uncollectable amounts. The Company evaluates amounts due to an ongoing basis and reserves for estimated uncollectable

Insight Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2021

amounts. In tis evaluation, the Company assesses the credit history and current relationships with customers having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectable. No provision was made for uncollectible accounts as of June 30, 2021

Other Assets

Other assets include amounts relating to mutual fund and insurance commission receivable, receivables from branches, prepaid insurance, and other prepaid expenses. Amounts receivable are recorded net of any related fees and liabilities on the accompanying statement of financial condition in accordance with FASB ASC 210, Balance Sheet Offsetting.

The amounts included in other assets as of July 1, 2020 and June 30, 2021 consist of the following:

	July 1, 2020	June 30, 2021
Mutual Fund and Insurance Commission Receivable	$22,701	$37,966
Clearing Firm Receivable	-	39,082
Settlements Receivable	-	175,000
Insurance Reimbursement	-	300,000
Receivables from Branches	9,353	3,276
Prepaid Insurance	32,795	35,874
Prepaid Other	30,050	25,400
Total Other Assets	$94,899	$616,598

Commitments and Contingencies

The Company is subject to various litigation and arbitration matters. Management with the assistance of legal counsel evaluates claims on an ongoing basis as information becomes available. In accordance with FASB ASC 450 Loss Contingencies, the Company is required to record a liability in connection with claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made. For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss in accordance with FASB ASC 450.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Revenue Recognition

All customer security transactions are cleared on a fully disclosed basis with the clearing brokers. The Company buys and sells securities on behalf of its customers. These securities include equities, equity options, fixed debt instruments, insurance products, and mutual funds. In accordance with FASB ASC 606 Revenue from Contracts with Customers, the Company must analyze the revenue to determine whether the Company is the principal (reports revenue on a gross basis) or agent (reports revenue on a net basis). Principal or agent designations depend primary on the control an entity has over the product or service before control is transferred to the customer. The indicators of which party controls include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing

the price to the customer. Because the Company controls the transactions and services, has inventory risk, and discretion in setting the final price to the customer, the Company has determined that these securities transactions occur on a principal basis and the gross revenue is reported on the statement of operations. Commission revenue earned from equities and fixed debt instruments are included in equities and fixed debt commission revenue on the statement of operations. Commission revenue earned from equity options and mutual funds is included in option commission revenue and mutual fund revenue, respectively, on the statement of operations.

Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. The Company believes the performance obligation is satisfied on the trade date, as that is when the underlying security is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Mutual fund commissions include sales charges, service fees, and 12b-1 distribution fees. The Company receives fees paid up front (sales charges) or over time (distribution and service fees). The Company believes that its performance obligation is the sale of securities to investors and as such is fulfilled on trade date. Distribution and service fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Distribution and service fees are accrued monthly as services are provided and amounts are determinable.

Insurance commissions are recognized when the performance obligation is met, which is after both review of the insurance policy to ensure that the policy's outlined terms were agreed upon with the agent and policy holder and the commission is issued by the insurance company.

Investment advisory fees are based on contractual rates applied to assets managed. The Company provides investment advisory services daily. Investment advisory fees are accrued and recognized monthly, based on previous quarterly period-end values, as the fees relate specifically to the services provided in that period, which is distinct from the services provided in other periods. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company.

Interest income is accrued and recognized monthly.

Unrealized gains or losses on investment transactions are recognized as the differences between cost and fair value of securities positions.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (the FASB) has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New

accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending June 30, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Rights and Preferences of Equity Classes

The Company's Stockholder's Equity contains shares of Class A and Class B stock. The only difference between the two classes of stock is the voting rights. Class A is voting, and Class B is non-voting. All outstanding stock is wholly owned by the Parent Company.

Foreign Currency Transactions

The Company's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation of transactions denominated in foreign currency to U.S. dollar and are reported in commissions included on the statement of operations.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2021, the net capital ratio was 5.20 to 1 and net capital was $361,069, which was $235,855 in excess of its required net capital of $125,214. Net capital and the related net capital ratio may fluctuate on a day-to-day basis. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

NOTE D – DUE FROM CLEARING BROKERS

The amounts due from clearing brokers as of June 30, 2021 consist of the following:

Cash at clearing brokers	$292,104
Restricted cash at clearing brokers	311,134
Agency and principal commissions	572,299
Total	$1,175,537

NOTE E - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable, brokerage accrued commissions and accrued expenses consist of the following at June 30, 2021:

Accrued commissions	$1,574,996
Reserve for legal	85,000
Other	218,214
Total	$1,878,210

NOTE F - INCOME TAXES

The Company is included in the consolidated income tax returns filed by the Parent Company. For financial reporting purposes, the provisions for federal and state income taxes are calculated on a separate-company basis.

Income taxes as of June 30, 2021 consist of the following:

	Federal	State	Total
Current income tax expense	$ 228	$3,053	$3,281
Deferred tax expense (benefit)	(211,774)	(70,592)	(282,366)
Total income taxes	$(211,546)	$(67,539)	$(279,085)

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. The Company did not accrue any valuation allowance as of June 30, 2021. Both federal and state taxes are included in the deferred tax computation. As of June 30, 2021, the Company had a deferred tax asset of $489,758, which is presented in other assets on the statement of financial condition. This includes a carryover amount of $207,392 from the prior fiscal years and the deferred tax expense (benefit) in the table above.

The differences between the income tax expense computed at the statutory income tax rate and the Company's income tax expense at June 30, 2021, were not significant. A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to their 2018, 2019

and 2020 tax positions, all open tax years. As of June 30, 2021, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at June 30, 2021. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations. For the fiscal year ended June 30, 2021, the Company had $3,053 in income tax expense which is included in the accompanying statement of operations and presented as total income taxes in the table above.

NOTE G - RELATED-PARTY TRANSACTIONS

The Company leases office furniture and equipment on a month-to-month basis from an affiliate related through common ownership. Office furniture and equipment rental expense under this arrangement for the year ended June 30, 2021 was $168,400 and is included within other operating expenses on the statement of operations.

In addition, the Company leases building space from its Parent Company. This lease is subject to a services agreement between the Company and its Parent Company. Rent expense under this arrangement for the year ended June 30, 2021, was $335,576, and is included within occupancy and other office expenses on the accompanying statement of operations.

The Company also has certain employment expenses that are due from to its Parent Company. As such, the Parent Company reimburses these expenses to the Company. For the year ended June 30, 2021, the Company received $425,000 in reimbursement of expenses from its Parent Company, which is included within other operating expenses.

During the fiscal year ended June 30, 2021, the Parent Company made capital contributions totaling $1,413,000 to the Company.

NOTE H - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreements

Under the Company's agreement with one of its clearing brokers, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the broker of cash and/or securities of not less than $200,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on their accounts. Currently the Company and the clearing broker are finalizing the termination of this agreement.

Under an additional agreement with another clearing broker, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the broker of cash and/or securities of not less than $10,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on their accounts.

Finally, the Company has entered into an additional clearing agreement with another clearing broker. As part of this agreement, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense; and (2) maintain a balance with the broker of cash and/or

securities of not less than $100,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on their accounts.

Financial Instruments with Off-balance Sheet Risk

The clearing agreements provide the clearing broker with a lien on all cash and cash equivalents, securities and receivables held by the clearing broker. These liens secure the liabilities and obligations of the Company to the clearing brokers.

In the normal course of business, the Company executes, as principal, transactions on behalf of its customers. If the principal transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in fair values of uncovered positions. There were no such transactions outstanding at June 30, 2021.

Litigation and Arbitration

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended, and management believes numerous meritorious defenses exist. The Company has two pending litigation matters due to the Company's former association with two outside firms, and one pending litigation matter involving a former employee. The Company has insurance for up to $1,000,000 per claim to protect itself against matters of this nature. Management does not believe the eventual outcome of any pending litigation in the aggregate will have an additional material adverse effect on the Company's financial statements.

Management with the assistance of legal counsel, evaluates the claims on an ongoing basis as information becomes available. Because the available information may change and affect the legal costs, the Company's policy is to expense the legal costs as incurred.

As of June 30, 2021, the Company recorded a legal expense reserve of $85,000 included in accrued expenses for costs associated with the defense of these claims. Legal counsel has recently made management aware of a new pending litigation matter). As this pending litigation happened just before the issuance of these financial statements, Management cannot estimate this event's financial effect at the present time.

NOTE I - SUBSEQUENT EVENTS

Company management has determined that no additional material events or transactions occurred subsequent to the statement of financial condition date, and through the date Company's financial statements were available to be issued.

NOTE J – EMPLOYEE BENEFIT PLAN

Effective January 1, 2011, the Company adopted a 401(k) retirement savings and profit sharing plan (the "Plan"). Employees above the age of 21, are eligible to participate in the Plan upon joining the firm and attaining one year of eligibility. The Company's matching and profit-sharing contributions are discretionary, are determined each year by the Company, and are 100% vested at all times. The Company recorded employee benefit plan contributions of $79,263 during the year ended June 30, 2021.